INCAPITAL LLC
200 South Wacker Drive
Suite 3700
Chicago, Illinois 60606

April 19, 2019

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Priority Income Fund, Inc. Registration Statement on Form N-2 File Nos.: 333-229007 and 811-22725

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead agent in connection with the proposed public offering from time to time of up to an aggregate of $200,000,000 of (i) 6.375% Series A Term Preferred Stock Due 2025, (ii) 6.25% Series B Term Preferred Stock Due 2023, (iii) of 6.625% Series C Term Preferred Stock Due 2024, and (iv) 7.00% Series D Term Preferred Stock Due 2029 of Priority Income Fund, Inc. (the “Company”), hereby joins in the request of the Company that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 11:00 AM on April 22, 2019, or as soon thereafter as practicable. We confirm that we are aware of our obligations under the Securities Act of 1933, as amended.

[Signature Page Follows]

Very truly yours,

INCAPITAL LLC as representative of the several agents

By:
Name:
Title: